Exhibit 99.1

Syneron Medical Ltd. and Candela Corporation Unveil Combined Product Portfolio to Physicians at the American Academy of Dermatology's 2010 Annual Meeting

YOKNEAM, ISRAEL and WAYLAND, MA--(Marketwire - March 1, 2010) -  Syneron Medical Ltd. (NASDAQ: ELOS), http://www.syneron.com, an innovator in the development, marketing and sales of elos™ combined-energy medical aesthetic devices, and Candela Corporation, www.candelalaser.com, a pioneer in the development of medical and aesthetic laser-based technologies and systems, is inviting physicians to review its complete suite of new and legacy aesthetic technologies at the American Academy of Dermatology's 2010 Annual Meeting in Miami, Fl., March 5-9th, 2010.

The new Syneron Medical Ltd. redefines the aesthetic device marketplace as a result of its merger with Candela Corporation, offering customers two world-class brands and the best-in-class and broadest product portfolio. Working with the leader in global aesthetics, physicians will benefit from the most advanced technologies in the industry across the breadth of non-invasive and minimally invasive devices, as well as an enhanced value proposition and best-in-class service to help grow their practices.

"We are committed to offering the broadest available product portfolio, the most responsive worldwide service organization, an expansive global distribution network, and a culture that fosters both innovation and efficacy," said Lou Scafuri, Chief Executive Officer of Syneron Medical and Candela Corporation. "This merger results in the kind of products and services that will continue to provide the leading-edge treatments and technologies that physicians and patients expect and demand."

Attendees at the AAD 2010 annual meeting can obtain a demonstration and preview of multiple product offerings at the Syneron and Candela booth #1601. Some of the highlighted products include:

Syneron's eMatrix™ Sublative Rejuvenation is the world's first radio frequency (RF)-only technology for fractional ablation, producing significant dermal impact with minimal epidermal disruption. The system recently received expanded FDA clearance for the treatment of fine lines and facial wrinkles. Sublative Rejuvenation has proven safety and efficacy in all skin types making it a unique and revolutionary application for treating wrinkles, texture, tone and laxity.

Syneron will also launch e2™ for the eMatrix™ extending the capabilities of the system to treat both the superficial layers of the skin, minimizing the appearance of skin pigmentation and texture irregularities, as well as the deepest layers of the skin's surface, providing deep dermal remodeling with Sublative Rejuvenation.

Syneron's VelaShape II™ is the leading device on the market for cellulite and circumference reduction. As the first and only system FDA cleared for circumferential reduction, the new VelaShape II™ offers practitioners added features and benefits, including increased power for shorter treatment sessions, visible results in fewer sessions, and an advanced Clever™ terminal, a diagnostic digital user interface to improve both consistency in treatment results and patient comfort.

Syneron's eMax™ is the complete rejuvenation platform that utilizes Syneron's patented elos technology of combined energy sources for unprecedented precision, safety and efficacy to successfully treat the broadest spectrum of hair colors, skin textures, and skin tones. The eMax include Syneron's signature procedures like ReFirme™, FotoFacial RF™ and triniti skin series™.

Candela's Alex TriVantage® is the total tattoo and pigmented lesion solution and an excellent way to enhance the results of many skin rejuvenation treatments. New laser-pumped handpieces provide Q-switched 755, 532 and 1064nm treatment capabilities, making it an excellent choice not only for pigment, but for a broad range of tattoo colors. From black, purple and blue through a broad range of greens, brown, yellow-oranges and reds -- Alex TriVantage treats with less tissue splatter, skin disruption and pinpoint bleeding than traditional Nd:YAG systems.

Candela's Vbeam® Perfecta is a must-have laser for any aesthetic practice. With its micro-pulse technology and Dynamic Cooling Device (DCD), Vbeam Perfecta treats vascular and pigmented lesions aggressively and without purpura, enhancing treatment outcomes and reducing patient down-time. With a large portfolio of indications and treatment capabilities, the Vbeam Perfecta significantly reduces bruising associated with injectables and other cosmetic procedures by selective targeting of injured blood vessels.

Candela's Gentle Family of Lasers:

GentleMax® -- an integrated treatment system featuring 755-nm and 1064-nm wavelengths for permanent hair reduction on all skin types and tanned skin, as well as treatment of vascular and pigmented lesions, wrinkle reduction and skin tightening -- all with just one handpiece. This ultimate workstation combines the treatment versatility of the GentleLASE and GentleYAG in a single platform.

GentleLASE® uses a long pulse alexandrite laser for hair removal, vascular and pigmented lesions setting the standard in laser hair removal.

GentleYAG® is the fastest and most powerful Nd:YAG laser providing optimal results for all skins. Remove unwanted hair, and treat leg and facial veins quickly, comfortably and completely.

About Syneron Medical Ltd.

Syneron Medical Ltd. (NASDAQ: ELOS) is the leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the US. The company markets, services and supports its products in 86 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide. Additional information can be found at www.syneron.com and www.candelalaser.com.

Contacts:

Francesca Ham
949-716-6670 ext. 207
Email: fham@syneron.com

Angela Leon
Airfoil Public Relations
248-304-1445
Email: nozewski@airfoilpr.com

Nick Laudico
The Ruth Group
646-536-7030
Email: nlaudico@theruthgroup.com

R.J. Pellegrino
The Ruth Group
646-536-7009
Email: rpellegrino@theruthgroup.com